Reliance
Industries Limited

RECEIVED

2009 MAR -6 P 3:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-3300

February 28, 2009

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

[redacted]

09045518

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	March 02, 2009	Media Release issued by the Company titled "Rating Agencies Re-affirming rating of Debt Instruments for Reliance Industries Limited and Reliance Petroleum Limited"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
MAR 10 2009
THOMSON REUTERS

Encl: a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

March 2, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

Trading Symbol: "RELIANCE EQ"
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Media Release

A Media Release issued by the Company titled "Rating Agencies Re-affirming rating of Debt Instruments for Reliance Industries Limited and Reliance Petroleum Limited" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No. 00352 473298

Reliance
Industries Limited

Media Release

RATING AGENCIES RE-AFFIRM RATING OF DEBT INSTRUMENTS FOR RELIANCE INDUSTRIES LIMITED AND RELIANCE PETROLEUM LIMITED

MUMBAI, 2 March 2009: **S&P** and **Moodys** have reaffirmed the ratings of the international debt instruments of Reliance Industries Limited (RIL) as **BBB** and **Baa2** respectively. **CRISIL** has reaffirmed its ratings of **'AAA/Stable/P1+'** on the domestic debt instruments of RIL, and **'P1+'** on the bank facilities of Reliance Petroleum Limited (RPL).

This follows the approval of merger of RPL with RIL by Boards of Directors of Reliance Industries Limited and Reliance Petroleum Limited today, subject to necessary approvals. The exchange ratio recommended by both boards is **1** (one) share of RIL for every **16** (sixteen) shares of RPL. RIL will issue **6.92** crore new shares, thereby increasing its equity capital to Rs **1,643** crore.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Reliance Petroleum Limited

Reliance Petroleum Limited (RPL) is a subsidiary of Reliance Industries Limited. RPL is setting up a greenfield petroleum refinery and polypropylene plant in a Special Economic Zone at Jamnagar in Gujarat. With an annual crude processing capacity of 580,000 barrels per stream day (BPSD), RPL will be the sixth largest refinery in the world.

Key Contacts

END

Manoj Warrier – (022) 42200000 / 98214 14954; manoj.warrier@neucomconsulting.com

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd1@ril.com
Internet : www.ril.com